SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2008                                                                                                                                   Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☐                                                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐                                                                                  No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: August 13, 2008	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

Hartland Paterson
Vice President, Legal,
General Counsel and
Corporate Secretary

Tel: (514) 734-5779
Fax (514) 340-5530
hartland.paterson@cae.com

August 13, 2008
To:

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers
Saskatchewan Securities Commission

Re:	CAE Inc. Reporting of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of CAE Inc. on August 13, 2008 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon			Voting Results

1.	Election of Directors	•	The nominees proposed by management were
elected by a majority of shareholders on a show
of hands.

2.	Appointment of PricewaterhouseCoopers LLP as	•	PricewaterhouseCoopers LLP were appointed
	the Corporation’s auditors		as the Corporation’s auditors by a majority of
shareholders on a show of hands.

3.	Resolution to approve the reservation for issuance	•	The Resolution was approved by a majority of
	under the Employee Stock Option Plan of an		shareholders on a ballot.
additional 10,000,000 Common Shares

Sincerely,

/s/ Hartland Paterson
Hartland Paterson
Vice President, Legal, General Counsel and Corporate Secretary
cc: U.S. Securities and Exchange Commission

CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6